SMART MOVE, INC.
5990 Greenwood Plaza Blvd., Suite 390
Greenwood Village, Colorado 80111
May 2, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn. Amanda McManus, Esq.
Branch Chief Legal

Re:	Smart Move, Inc. Registration Statement on Form S-3 File No. 333-150001 Pre-Effective Amendment No. 2 Request for Acceleration of Effectiveness
Ladies and Gentlemen:
Smart Move, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 12:00 p.m. EST on Wednesday, May 7, 2008, or as soon as practicable thereafter. In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility.
The Registrant represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant affirms that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
Very truly yours,
SMART MOVE, INC.
/s/ Chris Sapyta
Chris Sapyta
President and Chief Executive Officer